Exhibit 12.1

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratio of earnings to combined fixed charges and preferred stock dividends for each of the periods presented (dollars in thousands).

											Two Month Period
	Nine Months										October 31, 2012
	Ended		Year Ended December 31,								(date of inception)
	September 30, 2017		2016		2015		2014		2013		to December 31, 2012
Fixed charges(1)	$12,819		$7,808		$5,983		$4,307		$867		$—
Preferred stock dividends(2)	593		—		—		—		—		—
Combined fixed charges and preferred stock dividends	13,412		7,808		5,983		4,307		867		—
Net income (loss)	27,781		25,243		13,355		2,375		21,202		(25)
Earnings	$41,193		$33,051		$19,338		$6,682		$22,069		$(25)
Ratio of earnings to combined fixed charges and preferred stock dividends	3.07	x	4.23	x	3.23	x	1.55	x	25.45	x	N/A

(1)	Fixed charges consist of interest expense.
(2)	Prior to the completion of this offering, there have been no shares of preferred stock issued and outstanding.